[Letterhead of Morris, Manning & Martin, LLP]

Owen J. Pinkerton
June 22, 2015	202-216-4812
opinkerton@mmmlaw.com
www.mmmlaw.com

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Parkview Capital Credit, Inc.
Registration Statement on Form 10-12(g)
File Number 000-55411

Dear Ms. Miller:

On behalf of Parkview Capital Credit, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated April 30, 2015 with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. We respond to the specific comments of the Staff as follows:

REGISTRATION STATEMENT

Forward-Looking Statements (Pages i-ii)

1.	The registration statement contains a section titled “Forward-Looking Statements.” The safe harbor for Forward-Looking Statements does not apply to statements made by investment companies. See Section 21E(b)(2)(B) of the Exchange Act. Inasmuch as business development companies (“BDCs”) are investment companies, please revise this section to make clear that the Exchange Act’s safe harbor provisions for forward-looking statements do not apply to the Company.

Response: The Company has revised its disclosure under the section, “Forward-Looking Statements” as requested.

Item 1. Business

2.	The third paragraph in this section states that prior to filing an election to be regulated as a BDC, the Company intends to conduct one or more private offerings of its shares of common stock. With respect to this statement:

a.	please disclose that the Company’s private offering(s) will be conducted in reliance on an exemption from the requirements of the Securities Act of 1933;

Response: The Company has included disclosure as requested by the Staff.

b.	in the appropriate section of the registration statement, please discuss what eligibility criteria, including minimum commitment amounts, potential investors will have to satisfy before being permitted to invest in the Company’s shares;

Response: The Company advises the Staff that it has attached as an exhibit to the Registration Statement a form of subscription agreement it intends to use in connection with the private placement of its shares to accredited investors. The form of subscription agreement contains a “Summary of Terms” that sets forth information relating to the

c.	disclose how many additional private offerings are contemplated, and for what period of time prior to the Company’s filing of election to operate as a BDC; and

Response: The Company advises the Staff that it intends to offer its securities to a limited number of potential purchasers, all of whom will be accredited investors as such term is defined by Rule 501 under Regulation D of the Securities Act of 1933, as amended. The Company has revised the disclosure in the Registration Statement to provide additional detail and clarify that it does not intend to conduct multiple offerings. With respect to the second part of the Staff’s comment, the Company intends to elect BDC status once it has deployed capital from the private offering in a portfolio of investments consistent with BDC and RIC requirements. The Company estimates that such election may take place 1-2 months following the effectiveness of the Registration Statement.

d.	disclose if there is a commitment period applicable to an investor’s obligation to contribute capital to the Company, following which the investor would be released from such obligation. Disclose potential consequences of an investor’s failing to meet capital calls.

Response: The Company advises the Staff that it does not contemplate providing for commitment periods in connection with the private placements of its common stock. Subscription agreements executed by the investor and accepted by the Company will require that the full amount of the subscription be transmitted to the Company within a defined period of time. As a result, the Company has not included revised disclosure in the Registration Statement related to capital calls.

2

3.	Please explain to us whether the Company intends to make a public offering in the future, and if so, under what circumstances.

Response: The Company advises the Staff that it has no present intention to conduct a public offering of its shares.

4.	The disclosure in this section uses a variety of terms to describe the Company’s principal investment strategy of investing in lower middle-market companies. While “lower middle-market companies” is the term that is most often used, we note references to “privately-held lower middle-market companies,” and “our core middle-market company focus.” Please select a single term and use it consistently to avoid investor confusion.

Response: The Company has revised its disclosure in the Registration Statement to consistently refer to “lower middle-market companies”.

5.	Do the principal strategies include investments with deferred interest features (i.e., original issue discount securities, debt instruments with payment-in-kind (“PIK”) interest, and zero coupon securities)? If so, please identify them as such in this section. In addition, please revise the Item 1A Risk Factors of Form 10. For example, risks presented by investments in PIK securities may include the following:

a.	the higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans;

Response: The Company has added disclosure to the “Business” and “Risk Factors” sections of the Registration Statement in response to the Staff’s comment.

b.	even if accounting conditions were met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation;

Response: The Company has added disclosure to the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

c.	PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

Response: The Company has added disclosure to the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

d.	PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate; and

Response: The Company has added disclosure to the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

3

e.	PIK securities create the risk that incentive fees will be paid to Parkview Advisors, LLC (“the Advisor”), based on non-cash accruals that ultimately may not be realized. Additionally, please disclose whether or not the Advisor will be under any obligation to reimburse the Company for these fees.

Response: The Company has added disclosure to the “Business” and “Risk Factors” sections of the Registration Statement in response to the Staff’s comment.

Description of Business – General – Our Adviser (Page 2)

6.	This section states that the Advisor has filed an application with the SEC for registration as a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). In your response, please provide the status of such registration along with the Advisor’s CRD number, and revise the registration statement to update the registration status of the Advisor.

Response: The Company advises the Staff that the Form ADV filed by Parkview Advisors, LLC (the “Advisor”) was approved by the SEC, and the Advisor is currently registered with the SEC as an investment adviser. The Advisor’s CRD number is 174405.

Description of Business – General – Advisory Agreement (Page3)

7.	The second full paragraph on this page states that the Company will pay the Advisor a base management fee of 2.0% of gross assets, and may also pay the Advisor an incentive fee.

a.	Please disclose whether there is a fee waiver or other deferral plan pursuant to which the Advisor may elect to defer all or a portion of its fees for a specified period of time.

Response: The Company advises the Staff that it has no waiver or deferral plan pursuant to which the Advisor may elect to defer all or a portion of its fees for a specified time.

b.	Please disclose whether there is an expense limitation agreement between the Company and the Advisor.

Response: The Company advises the Staff that it has not entered into an expense limitation agreement with the Advisor and has no current intention of doing so.

c.	Please explain to us where such fee waiver and/or expensive limitation arrangements, if any, are described (e.g., in the Advisory Agreement) and disclose whether such fee waiver and/or expense limitation agreements may be modified and under what circumstances.

Response: As noted above, the Company confirms that it has no fee waiver or expense limitation arrangements with the Advisor.

4

d.	Please disclose whether the Advisor may be permitted to recoup waived amounts and, if applicable, whether recoupment is subject to any conditions. Disclose that any recoupment of waived fees or expense reimbursements may only occur within three years after the amount subject to recoupment was waived or reimbursed.

Response: As noted above, the Company confirms that it has no fee waiver or expense limitation arrangements with the Advisor.

8.	The third paragraph, which describes the base management fee, states that “[f]or each of the first two months of our operations, the base management fee will be calculated based on the value of our gross assets at the end of such month, and appropriately adjusted for any share issuances or repurchases during such month.”

a.	Please explain to us whether the Company intends to institute a share repurchase program.

Response: The Company has no current intention to institute a share repurchase plan. As a result, the disclosure in the Registration Statement related to the calculation of management fees has been revised to delete references to share repurchases.

b.	If so, please explain to us how such repurchases would be conducted in manner that would be consistent with Section 23(c) of the Investment Company Act of 1940 (the “1940 Act”).

Response: As noted above, the Company has no current intention to institute a share repurchase plan

c.	If not, please delete the reference to repurchases here, and elsewhere in the registration statement.

Response: The Company has revised the disclosure in the Registration Statement accordingly.

9.	The description of the incentive fee in the fifth paragraph on Page 3 is followed by three bullet points. Please revise the first bullet point, which states that “[n]o incentive fee on income will be payable to our Advisor in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.75% (“the hurdle rate”),” to include the annualized hurdle rate in parentheses, i.e., “1.75% (7.0% annualized) (“the hurdle rate”).

Response: The Company has revised its disclosure in the Registration Statement relating to the incentive fee on income as requested by the Staff.

10.	Following the narrative discussion of the incentive fee, please provide a graphical representation of how the incentive fee operates, including the various hurdles. Please accompany the graphic with several examples that show how the incentive fee would be calculated under several different scenarios.

Response: The Company has included a graphical representation in the Registration Statement of how the incentive fee on income operates as requested by the Staff.

5

Description of Business – General – Regulation as a Public Business Development Company (Page 8)

11:	The last sentence in the second paragraph of this section states that “[a]s a BDC, we are also required to meet a coverage ratio of the value of total assets to total senior securities, which include all of our borrowings and any preferred stock we may issue in the future, of at least 200%.” Please describe the asset coverage requirement in plain English (e.g., 200% asset coverage means that for every $100 of net assets, the Company may raise $100 from borrowing and issuing senior securities).

Response: The Company has included additional disclosure in the Registration Statement relating to the asset coverage requirement as requested by the Staff.

Item 1A. Risk Factors

General (Pages 17-22)

12.	See Comment 5 for the requested disclosures regarding risks associated with investments with deferred interest features, such as original issue discount or PIK.

Response: The Company has added disclosure to the “Risk Factors” section of the Registration Statement in response to the Staff’s comment.

13.	Please disclose the risks associated with the lack of secondary market for and the general lack of liquidity of the Company’s shares.

Response: The Company has included a risk factor relating to the illiquidity of the Company’s shares as requested by the Staff.

14.	We note that the Company will be non-diversified. Please describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Company may invest a greater percent of its assets in a particular issuer).

Response: The Company has included a risk factor relating to the potential effect of operating as a non-diversified investment company as requested by the Staff.

6

Risk Factors – Risks Relating to our Business and Structure – We will be dependent upon management personnel of our Advisor for our future success (Page 18)

15.	This states that “[t]he departure of any of our Advisor’s key personnel, including Mr. Smith, our President and Chief Executive Officer, could have a material adverse effect on our business, financial condition or results of operations.” Please explain to us why Laurence O. Gray, who controls the Adviser, is a member of the Advisor’s Investment Committee, and is Chairman of the Company’s Board is not identified as an individual whose departure could have a material adverse effect on the Company’s business, financial condition, or results of operations.

Response: The Company advises the Staff that, as a result of the Order Instituting Proceedings against Laurence O. Gray and Gray Financial Group, Inc., Mr. Gray resigned from the Company’s board of directors and as Chairman of the board of directors on May 28, 2015. In addition, Mr. Gray’s ownership interest in the Advisor was transferred back to the Advisor, and he resigned from the Board of Managers of the Advisor on May 28, 2015. As a result of the transactions noted above, the Company has not revised this risk factor to include Mr. Gray.

Risk Factors – Risk Related to our Portfolio Company Investments (Page 24)

16.	Please disclose how long it will take the Company to invest all or substantially all of the proceeds from an offering in accordance with its business objective. See Guide 1 to Form N-2.

Response: The Company has included disclosure in the risk factors section of the Registration Statement indicating that, depending on the size of a given subscription, it may take three to six months to substantially deploy proceeds received from such subscription and that, in the meantime, the proceeds will be invested in cash, cash equivalents and other temporary investments permitted by the 1940 Act.

Item 6. Executive Compensation

Compensation of Executive Officers (Pages 31-32)

17.	The disclosure in this section is too general. Please revise this section to include all Item 402(a)(2) of Regulation S-K disclosures, including “transactions between the registrant and a third party where the purpose of the transaction is to furnish compensation to any such named executive officer or director.”

Response: The Company advises the Staff that all individuals that serve as executive officers of the Company are employed by the Advisor or, in the case of the Chief Financial Officer and Chief Compliance Officer, third party firms that have entered into agreements with the Advisor to provide such services on behalf of the Company. As a result, substantially all of the disclosure requirements found in Item 402 of Regulation S-K are not applicable to the Company. The Company has reviewed registration statements on Forms N-2 and 10 filed by other BDCs and believes that the disclosure contained in the Registration Statement is consistent both in substance and scope with what other externally-managed BDCs have provided.

7

Item 7. Certain Relationships and Related Transactions, and Director Independence

Promoters and Certain Control Persons (Page 32)

18.	This section states that the Advisor may be deemed a promoter of the Company. Please revise this section to disclose other promoters, if any, with a focus on assets acquired or to be acquired by the Company through a promoter. See Item 404(c)(ii) of Regulation S- K.

Response: The Company advises the Staff that it has reviewed the definition of “promoter” under Item 404(c)(ii) of Regulation S-K and submits that no other entity, other than the Advisor, may be deemed to be a promoter of the Company.

Item 13. Financial Statements and Supplementary Data

Financial Statements (Page 41 and Exhibits)

19.	The financial statements included in the registration statement are dated December 31, 2014 and will be as of a date greater than 134 days at the date of effectiveness (May 29, 2015). Please include financial statements dated within 135 days of the effectiveness date.

Response: The Registration Statement has been updated to include unaudited financial statements of the Company as of and for the period ended March 31, 2015.

20.	Note C – Related Party Transactions, states that “[o]n December 29, 2014, the Company’s President and Chief Executive Officer, Keith W. Smith, an affiliate of the Advisor, made an initial capital contribution of $100 in consideration for 10 shares of common stock. We note that the Item 4, Security Ownership of Certain Beneficial Owners and Management tabular disclosures on Page 29 include a footnote that states that 10 shares of the Company’s stock are held by the Advisor, but since Smith and Gray control the Advisor, each may be deemed to be the beneficial owners of such shares. Please explain to us if the 10 shares of common stock purchased by Smith are the same 10 shares that are held by the Advisor. For example, did Smith convey his ownership rights in the Company’s shares to the Advisor?

Response: The Company advises the Staff that the description of the initial capital contribution of 10 shares in the notes to the financial statements incorrectly stated that the shares were directly purchased by Mr. Smith. The purchase of shares was made by the Advisor, which is controlled by Mr. Smith. The notes to the unaudited financial statements for the period ended March 31, 2015 have been revised to correctly describe the transaction. The Company further advises the Staff that the disclosure contained in the footnote to the share ownership table in the body of the Form 10 is correct.

8

21.	Note D – Subsequent Events to the Financial Statements, states that on March 31, 2015, the Company accepted a subscription agreement from GayCo [sic] Alternative Partners II, LP (“GrayCo”) for a capital contribution of $25 million. Because the dollar amount of this capital contribution is material to the financial statements, please file the GrayCo subscription agreement as an exhibit pursuant to Item 601 of Regulation S-K. Please also provide the required Item 701 of Regulation S-K disclosures associated with this transaction.

Response: The Company has filed as an exhibit to the Registration Statement a Form of Subscription Agreement that will be used in connection with the private sales of its shares of common stock. The Form of Subscription Agreement filed as an exhibit to the Registration Statement differs in no material respects with the subscription agreement executed by GrayCo Alternative Partners II, LP, and there were no side letters or other arrangements in connection with the subscription agreement executed by GrayCo Alternative Partners II, LP.

22.	Please provide us with an analysis explaining how the investment by GrayCo in the Company would be consistent with the limitations set forth in Section 12(d)(1)(A) on investment companies acquiring securities of BDCs. See Section 60 of the 1940 Act (applying Section 12 to BDCs).

Response: The Company does not believe that the subscription from GrayCo Alternative Partners II, LP implicates Section 12(d)(1)(A)(i) of the Investment Company Act of 1940 (the “1940 Act”). Section 12(d)(1)(A)(i) states that a registered investment company or an entity that would be required to register as an investment company but for the exemption found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act cannot purchase or otherwise acquire more than 3% of the equity securities of another registered investment company or an entity that would be required to register as an investment company but for the exemption found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

On the day that the subscription was received by GrayCo Alternative Partners II, LP, the Company filed a Form N-6F, pursuant to Section 6(f) of the 1940 Act, indicating its intention to elect to be regulated as a BDC at some point in time following the effectiveness of the Registration Statement on Form 10. Subsequent to the date of the Form N-6F filing and prior to the filing of the formal notification of BDC election on Form N-54A, the Company is not subject to any of the provisions found in Sections 1-53 of the 1940 Act, pursuant to Section 6(f). Although Section 60 of the 1940 Act applies the restrictions found in Section 12 to BDCs, the Company will not be a BDC until it files an election pursuant to Section 54(a) of the 1940 Act.

Further, at the time the subscription agreement from GrayCo Alternative Partners II, LP was accepted by the Company, the only asset on the Company’s balance sheet was cash from shares acquired by Parkview Advisors in connection with the Company’s formation. Therefore, the Company was not an investment company and was not relying on the exemption from registration found in Sections 3(c)(1) or 3(c)(7) of the 1940 Act.

9

23.	Please explain to us whether GrayCo’s capital contribution of $25 million to the Company will be in cash, or in-kind contributions of portfolio securities. If in-kind, please explain to us whether GrayCo will continue to hold any securities issued by the entities that issued the portfolio securities. For example, if GrayCo contributes to the Company securities issued by Entity A, will GrayCo continue to own any securities issued by Entity A? We may have additional comments after reviewing your response.

Response: The Company advises the Staff that the investment made by GrayCo Alternative Partners II, LP consists entirely of cash. The Company further directs the Staff to disclosure in the Form 10 under the heading, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources” that provides information about the subscription from GrayCo Alternative Partners II, LP.

24.	We note that Laurence O. Gray, Chairman of the Company’s Board, is the controlling owner of the Advisor because he owns 75% or more of Gray & Co., an investment adviser entity that is the Advisor’s majority owner. Gray & Co. is also GrayCo’s investment adviser. Please revise the registration statement to include the requisite disclosures for related party transactions, with a focus on the Company’s March 31, 2015 acceptance of a subscription agreement from GrayCo for a capital contribution of $25 million. See Item 404 of Regulation S-K.

Response: As noted in response to Comment No. 15 above, as a result of the Order Instituting Proceedings against Laurence O. Gray and Gray Financial Group, Inc., Mr. Gray resigned from the Company’s board of directors and as Chairman of the board of directors on May 28, 2015. In addition, as a result of such notice and pursuant to the terms of the Advisor’s operating agreement, Mr. Gray’s ownership interest in the Advisor was transferred back to the Advisor, and he resigned from the Board of Managers of the Advisor on May 28, 2015. Notwithstanding the above, the Company has included disclosure under this heading relating to the Company’s acceptance of the subscription agreement from GrayCo Alternative Partners II, LP.

PARKVIEW CAPITAL CREDIT, INC. WEBSITE (http://www.parkviewcapitalcredit.com)

25.	We note that the Company’s website states that “Parkview Capital is a business development company that provides customized financing to middle and lower-middle market businesses throughout the United States and Canada.” Because the Company has not yet filed an election to be regulated as a BDC under the 1940 Act, this is not an accurate statement. Please revise this and any other statements on the website that conflict with statements in the filing.

Response: The Company has removed the referenced statement from its website as requested by the Staff.

10

GENERAL COMMENTS

26.	We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Registration Statement on Form 10 filed on June 19, 2015 (the “Registration Statement”) has filled in substantially all of the blanks noted by the Staff.

27.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Response: The Company has no current intention to submit any exemptive applications or no-action requests in connection with the Registration Statement.

28.	Please explain whether the Company intends to issue debt securities or preferred stock within a year from the effective date of the registration statement.

Response: The Company has no current intention to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

29.	Response to this letter should be in the form of pre-effective amendment and in a letter to the staff. Where no change will be made in the filing in response to a comment, please indicate this fact in the supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

30.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. In responding to our comments, please provide a written statement from the Company acknowledging that:

a. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

b. staff comments, and changes in disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing;

c. the Company may not assert staff comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person under the U.S. federal securities laws.

11

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	should the Registration Statement become effective, it does not foreclose the SEC or the Staff from taking any action with respect to the Registration Statement;

•	the action of the SEC or the Staff of allowing the Registration Statement to become effective does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*      *      *      *      *

12

Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc: Keith W. Smith

13